SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                           SCHEDULE 13D


              UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No. __)

                      USA DETERGENTS, INC.
                        (Name of Issuer)

              Common Stock, $.01 par value per share
                   (Title of Class of Securities)

                         902938 10 9
                        (CUSIP Number)

                     Frederick R. Adler
              Intangible Asset Management Trust
                 c/o Susan R. Chapman, Trustee
                   175 East 64th Street
                 New York, New York  10021
                      (212) 517-3831
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                    December 29, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box ___.

                               SCHEDULE 13D
CUSIP No. 902938 10 9

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Frederick R. Adler Intangible Asset Management Trust

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
        PF

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
    TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

NUMBER      7. SOLE VOTING POWER
OF                     1,750,683

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY           -0-

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                   1,750,683

REPORTING   10.     SHARED DISPOSITIVE POWER
PERSON WITH            -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                       1,750,683

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       12.7%

14.     TYPE OF REPORTING PERSON
                       00

                           SCHEDULE 13D
CUSIP No. 902938 10 9

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Susan R. Chapman, Trustee

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
        PF

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
    TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

NUMBER      7. SOLE VOTING POWER
OF                     1,750,683

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY           -0-

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                   1,750,683

REPORTING   10.     SHARED DISPOSITIVE POWER
PERSON WITH            -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                       1,750,683

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       12.7%


14.     TYPE OF REPORTING PERSON
                       IN

This report on Schedule 13D is being filed by the Frederick R. Adler Intangible Asset Management Trust (the "Trust") and Susan R. Chapman, Trustee (together with the Trust, the "Reporting Persons") to reflect transfer to the Trust of 1,750,683 shares of Common Stock by Frederick R. Adler, a director of the Company.

Item 1.     SECURITY AND ISSUER

    This Schedule 13D ("Schedule 13D") relates to the common stock, $.01 par value per share (the "Common Stock"), of USA Detergents, Inc, a Delaware corporation ("USA Detergents" or the "Company"). The principal executive offices of USA Detergents are located at 1735 Jersey Avenue, North Brunswick, NJ 08902.


Item 2.     IDENTITY AND BACKGROUND

    This Statement is filed by The Frederick R. Adler Intangible
Asset Management Trust and Susan R. Chapman, Trustee, both having their principal address at c/o Susan R. Chapman, Trustee, 175 East 64th Street, New York, New York 10021.

    Neither of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Trust is governed by the laws of the State of Florida, even though Florida is not the situs of the Trust. Susan R.Chapman is a citizen of the United States of America.


Item 3.     SOURCE AND AMOUNT OF FUNDS.

    See Item 4.


Item 4.     PURPOSE OF TRANSACTION

    All the shares of Common Stock beneficially owned by the Reporting Persons (the "Shares") were acquired by the Trust solely as a result of a gift transfer by Frederick R. Adler to the Trust. Mr. Adler, a director of the Company, transferred the shares to the Trust on December 29, 1997. Susan R. Chapman is Trustee of the Trust. The Shares were previously the subject of a report on
Schedule 13D filed with the Commission by Mr. Adler on January 28,
1997.


Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

    (a) The Reporting Persons beneficially own an aggregate of 1,750,683 shares of Common Stock, representing approximately 12.7% of the outstanding shares of Common Stock.

    (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover page.

    (c) No transactions in the Common Stock were effected by the Reporting Persons during the past 60 days except:

        On December 29, 1997, Frederick R. Adler transferred the
Shares to the Trust. No consideration was paid with respect to such transfer.

    (d)     Not applicable.

    (e)     Not applicable.


Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Susan R. Chapman is the Trustee of the Trust and, as such, has the power to vote and/or dispose of the Shares.

Item 7.     EXHIBITS.

     None

                             SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    Frederick R. Adler
                    Intangible Asset Management Trust


                    By: /s/ Susan R. Chapman
                       Susan R. Chapman, on behalf of Trust and as
                       Trustee


Date:   January 9, 1998